Via Facsimile and U.S. Mail
Mail Stop 6010

October 27, 2008

Mr. Jeffrey B. Davis
Chief Executive Officer
Access Pharmaceuticals, Inc.
2600 Stemmons Freeway
Suite 176
Dallas, TX 75207

> **Re: Access Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 1-15771**

Dear Mr. Davis:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant